Studsvik®

Datum – Date
February 21, 2002
Ert datum – Your date

Vår referens – Our reference

Er referens – Your reference

02 MAR -6 AM 8:49

02015681

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate
Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

**Re: Studsvik AB (publ) - Information Furnished Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934**

Ladies and Gentlemen:

We hereby furnish this letter and accompanying information to the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934. Our file number with the Commission is 82-5172.

If you have any questions please contact the undersigned at
+46 155 22 10 61 or fax: +46 155 22 10 60.

Yours sincerely,

Inger Wahlström
Information

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Enclosures:
Press release February 8, 2002:
Continued review of routines for shipment of radioactive isotopes

Press release February 20, 2002:
Year-end Report January-December 2001

Studsvik®



February 8, 2002

# Continued review of routines for shipment of radioactive isotopes

**As announced earlier, a shipment from Studsvik containing Iridium-192 displayed an increased level of radiation when measured by the recipient in New Orleans, Louisiana, in the US.**

The container has now been opened in the presence of Studsvik's personnel an( inspectors from the Swedish Radiation Protection Institute. The inspection of th container revealed that two of the three inner containers with Iridium-192 were open and the radiation was therefore able to penetrate the outer container's radiation shielding.

Inspection of the transport package shows that Studsvik was faulty in handling radioactive material, due to the fact that the inner containers for the shipment fr Studsvik were not sealed in the proper manner. Studsvik also determined that a similar incident occurred in an earlier shipment, but without increased radiatior being detected.

This occurrence has resulted in Studsvik initiating a continuing overview of wo routines and quality system in conjunction with the shipment and handling of radioactive elements. This work will be carried out in close cooperation with th authorities involved.

It is the company's ambition that new, stricter routines will be initiated in the n( future. Restrictions on Iridium-192 shipments remain until it is ensured that transportation can be made in a fully secured manner.

"Studsvik is eager to retain its stamp as a quality supplier. This incident emphasizes the importance of continuous quality assurance efforts and an increased level of ambition," says Sten-Olof Andersson, President of Studsvik Nuclear AB:

For further information, please contact
Sten-Olof Andersson, President of Studsvik Nuclear AB, phone
+46 155 22 15 20 or +46 709 67 71 20

# Studsvik AB (publ) – Press Release, January–December 2001

- **Net sales for the Group increased by 7.8 per cent to SEK 882.7 million (818.8).**
- **The result before tax amounted to SEK -132.4 million (43.4).**
- **SEK -76.8 million (96.9) in non-recurring items were charged to the result.**
- **The result per share after tax amounted to SEK -17.86 (-0.05)**
- **At December 31, 2001, the equity per share amounted to SEK 67.98 (61.73).**
- **In March 2001, SEK 320.5 million in capital was injected into Studsvik through a directed new share issue in combination with an unconditional share-holder's contribution.**
- **On May 4, 2001, the Studsvik share was listed on Stockholmbörsen's (Stockholm stock-exchange) O list.**
- **Hans-Bertil Håkansson took over as President and Chief Executive Officer of Studsvik on December 1, 2001.**

## Facts about Studsvik

Studsvik is a high-tech company with a leading position in nuclear technology. Studsvik develops and markets products and services which contribute to solving customers' environmental, safety and quality problems through the application of primarily nuclear technology as well as other industrial processes. Studsvik's business is international and customers mainly comprise nuclear power plants and nuclear fuel producers as well as industrial companies and organizations in the health care sector. Studsvik comprises four strategic business units (SBU) – Nuclear Technology, Waste & Decommissioning, Industrial Services and Nuclear Medicine. Since May, 2001, the Studsvik share has been listed on Stockholmbörsen's O list.

## Net Sales

In 2001, net sales amounted to SEK 882.7 million (818.8). The increase is primarily attributable to the Group's radioactive waste management business in the USA.

Net sales in the fourth quarter amounted to SEK 226.3 million (200.8).

Exports increased and amounted to 65 (57) per cent of net sales. A breakdown

| Amounts in SEK million | Oct-Dec 2001 | Oct-Dec 2000 | Full year 2001 | Full year 2000 |
|---|---|---|---|---|
| Sweden | 76.7 | 87.0 | 306.9 | 350.1 |
| Europe, excluding Sweden | 85.6 | 70.6 | 310.7 | 275.1 |
| North America | 57.8 | 38.6 | 196.8 | 134.2 |
| Asia | 3.4 | 3.9 | 63.2 | 54.2 |
| Other markets | 2.8 | 0.7 | 5.1 | 5.2 |
| **Total** | **226.3** | **200.8** | **882.7** | **818.8** |

## Result

The operating result for 2001 amounted to SEK -125.7 million (56.5) which corresponds to the forecast stated in the report for the third quarter. The negative result is largely due to the Erwin business and the production loss as a result of the terrorist attacks on September 11. A significant contributing factor is also the guarantee measures taken for Japanese fuel testing projects. In addition, a total of SEK -76.8 million (96.9) in non-recurring items was charged to profit. This includes the cost of restructuring and rationalization measures to improve operational efficiency (-37.5), costs for the arbitration process in the USA (-30.0), costs for the initial public offering (-4.5) and other items (-4.8). SEK -62.1 million (-33.9) in non-recurring items have been charged to administrative expenses. The result is analyzed below.

| Amounts in SEK million | Oct-Dec 2001 | Oct-Dec 2000 | Full Year 2001 | Full Year 2000 |
|---|---|---|---|---|
| Operating result | -32.8 | -31.5 | -125.7 | 56.5 |
| Non-recurring items | 14.7 | 7.8 | 76.8 | -96.9 |
| Adjusted operating profit | -18.1 | -23.7 | -48.9 | -40.4 |
| Amortization of goodwill | 2.3 | 2.8 | 10.0 | 9.9 |
| Adjusted result before amortization of goodwill | -15.8 | -20.9 | -38.9 | -30.5 |

## Business

### General

The fourth quarter was largely characterized by the terrorist attacks in the USA. Shipments to and from Studsvik's waste management facility in Erwin were severely limited and only returned to the normal level at the end of the quarter. The events also affected other business activities in the US nuclear power industry through the introduction of temporary budget restrictions.

The arbitration process between Studsvik, Inc. and Metric Duke concerning the construction of the waste management facility in Erwin continued during the fourth quarter and entered a negotiation phase as planned before the

A package, dispatched from Studsvik on December 27, 2001, containing the iridium-192 isotope showed increased radiation levels when it was received by a customer in the USA. The investigation of the transport package showed deficiencies in Studsvik's handling of the radioactive material, since the inner containers during the shipment from Studsvik were not correctly sealed. As a result of the incident, Studsvik has continued to review its work procedures and quality system in connection with the shipment and handling of radioactive substances. This work will continue in close co-operation with the regulatory authorities. A provision of SEK 6.0 million has been made, primarily to cover investigation costs and the handling of the damaged package.

Hans-Bertil Håkansson took over as President and Chief Executive Officer of Studsvik on December 1, 2001.

**Nuclear Technology**

During the year, the SBU's net sales decreased by about 3 per cent to SEK 310.2 million (319.3). During the fourth quarter, net sales amounted to SEK 66.5 million (75.6). The operating result for 2001 amounted to SEK -30.2 million (9.9) and, for the fourth quarter, to SEK -10.9 million (5.4), of which SEK -24.6 million (0) and SEK -5.2 million (0) in non-recurring items for extensive restructuring measures in the SBU. The measures aim at achieving a sustainable profitability improvement of at least SEK 15 million per year.

During autumn 2000, it was found that the project results in two multi-year fuel testing projects for Japanese customers were not in phase with the agreed testing program. Extra efforts have, since then, been channeled into guaranteeing quality and delivering test results within the appointed time. The resources used have entailed extra costs and reduced the SBU's capacity to start new projects. A significant part of the SBU's deterioration in results is directly attributable to this.

The business within environmental and safety technology (Studsvik EcoSafe) and in-core fuel management codes (Studsvik Scandpower group) have continued to develop in a positive direction. However, the Studsvik Scandpower group noted a reduction in sales during the fourth quarter compared with the previous year.

**Waste & Decommissioning**

During the year, the SBU increased its net sales by about 30 per cent to SEK 206.5 million (159.5). Net sales during the fourth quarter amounted to SEK 58.4 million (47.1). Operating profit for 2001 amounted to SEK -57.0 million (-50.3) and for the fourth quarter to SEK -15.2 million (-23.5). The operating profit for 2001 includes SEK -75.2 million from the business in Erwin, USA.

USD rates during 2001 have had a negative effect on operating result amounting to SEK 8.6 million. Non-recurring items for an arbitration process with the supplier of the Erwin facility, amounting to SEK -30.0 million (-19.5), have been charged to the operating result for 2001. SEK -10.6 million (-8.6) of this amount was charged to the operating result during the fourth quarter.

Improvements and changes implemented in the Erwin facility during the spring meant that the facility reached the capacity that it was designed for. Capacity utilization was about 80 per cent during July and August. However, operations were limited after transport restrictions were introduced following the terrorist attacks of September 11. Nevertheless, in December, production returned to the previous level, amounting to just over 4,100 cubic feet, which is the highest production figure so far for a single month.

Negotiations continue concerning Studsvik's participation in a number of projects which may open up the market for federal waste for Studsvik's THOR process. Studsvik signed its first contract, worth SEK 6 million, on this market during October. The purpose of the project is to demonstrate the capacity of the THOR process to treat the nuclear waste for which the US Department of Energy (DOE) is responsible. The project is expected to be completed during the first quarter 2002.

The business in Studsvik RadWaste AB is continuing to develop positively. During the year, just over 1,000 tonnes were treated in the melting facility and about 310 tonnes in the incineration facility.

**Industrial Services**

During the year, net sales for the SBU improved by about 5 per cent to SEK 396.1 million (376.1). Net sales during the fourth quarter amounted to SEK 102.7 million (83.9). The operating profit for 2001 amounted to SEK 13.4 million (20.3) and, for the fourth quarter, to SEK -3.5 million (-2.5).

The profit in the German business has improved compared with 2000. In June 2001, the business in Baumann Nuklear Service GmbH was acquired with 45 employees in Germany. Baumann conducts business in connection with the nuclear power industry focusing on the areas of dismantling, decontamination and waste management. The SBU's operations in Bitterfeld in eastern Germany have been closed down.

The refueling and maintenance outages at both German and Swedish nuclear power plants were shorter in 2001, compared with 2000.

### Nuclear Medicine

During 2001, the SBU's net sales amounted to SEK 15.9 million (16.0). Net sales during the fourth quarter amounted to SEK 5.3 million (4.2). The operating profit for 2001 amounted to SEK 1.1 million (1.5) and, for the fourth quarter, to SEK 1.7 million (0.3).

The SBU is still being developed and BNCT activities are currently undergoing clinical trials for approval of the treatment method by the Swedish Medical Products Agency. In 2001, 20 patients were treated, of which 7 were treated during the fourth quarter. Treatment is continuously being conducted.

Studsvik has conducted work to develop production resources for new radioisotopes, including sulfur-35 and phosphorus-32. Production, which should have started during 2001, is delayed and is expected to start during the first half of 2002.

## Investments

During 2001, the Group's investments amounted to SEK 74.2 million (219.5) and, during the fourth quarter, to SEK 23.6 million (14.4). The Group's investments for the year included SEK 7.3 million (18.0) in business acquisitions, SEK 11.7 million (125.0) in the Erwin facility, SEK 12.4 million (17.1) in the BNCT facility and SEK 18.1 million (18.9) in fuel elements for the R2 reactor.

## Financial Position and Liquidity

Liquid assets amounted to SEK 258.0 million (31.8), which corresponds to 29 per cent of net sales. SEK 190 million of liquid assets were pledged as security for loans in USD. After balance-sheet date, MUSD 10.5 million in principal on the loans was repaid from the pledged liquid assets. The remaining pledged assets, corresponding to about SEK 84 million will then be released.

Equity amounted to SEK 551.6 million (358.0) and the equity-assets ratio to 42 (31) per cent.

Interest-bearing liabilities amounted to SEK 330.5 million (342.5). Borrowing is entirely in foreign currency and concerns the investment in the USA as well as the acquisition of SINA Industrieservice.

## Cash Flow

For 2001, the cash flow from operating activities after investments amounted to SEK –113.3 million (-131.7).

## Personnel

In 2001, the average number of employees amounted to 1,134 (1,204).

The decrease can be mainly explained by the fact that fewer temporary employees were hired due to the shorter refueling and maintenance outages.

## Parent Company

During 2001, net sales for the parent company amounted to SEK 16.0 million (17.5) and during the fourth quarter to SEK 3.4 million (4.1). The operating result amounted to SEK -51.2 (-69.9) and SEK -5.5 million (-39.8) respectively. The result for 2001 includes SEK -16.9 million (-14.4) in non-recurring items, of which, SEK 5.8 million (-14.4) was for the fourth quarter. The items include the cost of restructuring and rationalization measures, SEK -18.9 million (0), the cost of the initial public offering, SEK -4.5 million (-14.4) and other costs, SEK 6.5 million (0).

In March 2001, SEK 320.5 million in capital was injected into the company through a directed new share issue in combination with an unconditional shareholder's contribution.

## The Studsvik Share

The Studsvik share was listed on the Stockholmsbörsen O list on May 4, 2001. At year-end, the number of shareholders amounted to 6,866. The share of foreign owners is 49 per cent. Institutional ownership of Studsvik is estimated at about 80 per cent. About 95 per cent of the number of shareholders owned less than 501 shares each. In 2001, the maximum price paid for the share was SEK 50 and the lowest, SEK 28.20.

## Future Outlook

The deregulation of the international electricity market continues to put pressure on the cost efficiency of the nuclear power plants and is driving growth in the market for fuel testing, in-core fuel management codes and consulting. Studsvik is well-positioned to take advantage of this opportunity in terms of its expertise and resources.

The market for radioactive waste management is increasing. Substantial growth can also be expected in the market for federal waste in USA (the DOE market). The THOR process and the Erwin facility are unique and give Studsvik a strong position on the DOE market. Operations at the Erwin facility are currently stable and the market is expected to grow gradually.

The demand for radioisotopes for medical applications is increasing and the BNCT method could mean a breakthrough in the treatment of fast-growing

The negative impact on profit resulting from the guarantee measures for Japanese fuel testing projects is rapidly declining and the restructuring measures initiated in 2001 are expected to have an impact in 2002.

In the light of the above, profit for the Group is expected to show a substantial improvement in 2002.

## Dividend, General Meeting of Shareholders and Annual Report

The Board proposes to the General Meeting of Shareholders that no dividend should be paid for financial year 2001. The General Meeting of Shareholders will be held on April 22, 2002 at 4 p.m. at Salén Konferens & Matsalar, Norrlandsgatan 15, Stockholm, Sweden. The annual report will be distributed during week 11, 2002.

## Changed Accounting Policies

From 2001, the company has applied the eight new recommendations that apply from this year, including the Swedish Financial Accounting Standards Council's recommendation no. 20, Interim Reports. The application of the Swedish Financial Accounting Standards Council's recommendation no. 10, Work on Contract and Similar Work, means that income, costs and profit are reported in accordance with the percentage of completion method. Comparative figures for the previous year have been re-stated as a result of the application of this recommendation. The effect on results from the change in accounting policy has been directly transferred to non-restricted equity. In other respects, the application of the new recommendations has no material effect on the reported financial performance and position. However, on a number of points, the new recommendations entail greater requirements on supplementary disclosures.

| **Consolidated Income Statement**<br>Amounts in SEK million | **Oct-Dec 2001** | **Oct-Dec 2000** | **Full Year 2001** | **Full Year 2000** |
|---|---|---|---|---|
| Net sales | 226.3 | 200.8 | 882.7 | 818.8 |
| Cost of services sold | -192.4 | -170.7 | -748.9 | -680.0 |
| **Gross profit** | **33.9** | **30.1** | **133.8** | **138.8** |
| Selling expenses | -11.3 | -14.6 | -41.0 | -45.2 |
| Administrative expenses | -42.0 | -49.8 | -172.7 | -131.3 |
| Research and development costs | -14.4 | -12.8 | -48.7 | -39.3 |
| Refund from SPP etc. | – | 15.1 | – | 130.8 |
| Other operating income | 0.2 | 0.1 | 0.5 | 0.9 |
| Other operating expenses | -0.1 | -0.2 | -0.1 | -0.2 |
| Result from participations in associated companies | 0.9 | 0.6 | 2.5 | 2.0 |
| **Operating result** | **-32.8** | **-31.5** | **-125.7** | **56.5** |
| Interest income and other similar profit/loss items | 3.5 | 0.8 | 10.8 | 3.1 |
| Interest expense and other similar profit/loss items | -4.0 | -5.7 | -17.5 | -16.2 |
| **Result after financial items** | **-33.3** | **-36.4** | **-132.4** | **43.4** |
| Tax | 3.2 | -18.7 | -3.0 | -43.6 |
| **Result for the period** | **-30.1** | **-55.1** | **-135.4** | **-0.2** |
| Result per share | -3.72 | -9.50 | -17.86 | -0.05 |

| **Condensed Consolidated Balance Sheet**<br>Amounts in SEK million | **Full Year 2001** | **Full Year 2000** |
|---|---|---|
| **Assets** | | |
| Goodwill | 88.9 | 87.8 |
| Other intangible fixed assets | 13.7 | 15.7 |
| Tangible fixed assets | 725.2 | 678.3 |
| Financial fixed assets | 11.6 | 22.6 |
| Inventories etc. | 6.4 | 11.7 |
| Accounts receivable – trade | 131.7 | 104.6 |
| Other current receivables | 82.5 | 183.0 |
| Cash and bank balances | 258.0 | 31.8 |
| **Total assets** | **1.318.0** | **1.135.5** |
| **Equity and liabilities** | | |
| Equity | 551.6 | 358.0 |
| Provisions | 160.2 | 161.7 |
| Long-term liabilities | 313.6 | 281.2 |
| Current liabilities | 292.6 | 334.6 |
| **Total liabilities and equity** | **1.318.0** | **1.135.5** |

| **Changes in equity**<br>Amounts in SEK million | **Full Year 2001** | **Full Year 2000** |
|---|---|---|
| Equity at the beginning of the period | 358.0 | 318.5 |
| Effect of changed accounting policies | – | 3.4 |
| New share issue | 159.7 | – |
| Shareholder's contribution | 160.8 | – |
| Net result for the period | -135.4 | -0.2 |
| Change in translation differences | 8.5 | 36.3 |
| Equity at the end of the period | 551.6 | 358.1 |

| **Condensed Consolidated Cash Flow Statement**<br>Amounts in SEK million | **Full Year 2001** | **Full Year 2000** |
|---|---|---|
| **Operating activities** | | |
| Operating result | -125.7 | 56.5 |
| Depreciation | 91.9 | 73.0 |
| Other non-cash items | -23.2 | 58.1 |
| | **-57.0** | **187.6** |
| Financial items, net | -7.8 | -11.9 |
| Tax | -30.9 | -28.9 |
| **Cash flow generated from operations before working capital changes** | **-95.7** | **146.8** |
| Working capital changes | 56.6 | -59.0 |
| **Cash flow from operating activities** | **-39.1** | **87.8** |
| **Investing activities** | | |
| Investments | -74.2 | -219.5 |
| Other changes from investing activities | 13.8 | -9.4 |
| **Cash flow from investing activities** | **-60.4** | **-228.9** |
| **Financing activities** | | |
| New share issue and shareholder's contribution | 320.5 | – |
| Change, borrowings | 3.9 | 58.0 |
| Other changes from financing activities | – | -1.1 |
| **Cash flow from financing activities** | **324.4** | **56.9** |
| **Change in liquid assets** | **224.9** | **-84.2** |
| **Liquid assets at the beginning of the year** | **31.8** | **115.0** |
| **Translation differences** | **1.3** | **1.0** |
| **Liquid assets at the end of the year** | **258.0** | **31.8** |

| Financial Ratios for the Group* Amounts in SEK million | Full Year 2001 | Full Year 2000 |
|---|---|---|
| **Operating result** | | |
| Operating result before depreciation | -33.8 | 134.2 |
| Operating result before amortization of goodwill | -115.7 | 66.4 |
| **Margins** | | |
| Operating margin before depreciation, % | neg | neg |
| Operating margin before amortization of goodwill, % | neg | neg |
| Operating margin, % | neg | neg |
| Profit margin, % | neg | neg |
| **Profitability** | | |
| Return on total assets, % | neg | neg |
| Return on operating capital, % | neg | neg |
| Return on capital employed, % | neg | neg |
| Return on equity, % | neg | neg |
| **Capital structure** | | |
| Total capital | 1.318.0 | 1.135.5 |
| Operating capital | 624.3 | 669.0 |
| Capital employed | 882.3 | 700.8 |
| Equity | 551.6 | 358.0 |
| Net interest-bearing debt | 72.5 | 310.7 |
| Net debt-equity ratio (times) | 0.1 | 0.9 |
| Interest cover | neg | neg |
| Equity-assets ratio, % | 41.9 | 31.3 |
| **Cash flow** | | |
| Degree of self-financing (times) | neg | 0.4 |
| Investments | 74.2 | 219.5 |
| **Employees** | | |
| Average number of employees | 1 134 | 1 204 |
| Net sales per employee | 0.8 | 0.7 |

Refunds received from the SPP pension insurance company have been excluded from the calculation of margins, profitability and interest cover for 2000.

* For definitions, see Studsvik's Annual Report 2000 as well as Studsvik's Listing Particulars.

| **Data per share**<br>Amounts in SEK | **Q4**<br>**2001** | **Q4**<br>**2000** | **Full Year**<br>**2001** | **Full Year**<br>**2000** |
|---|---|---|---|---|
| Number of shares at the end of the period | 8 114 211 | 500 000 | 8 114 211 | 500 000 |
| Average number of shares | 8 114 211 | 500 000 | 7 581 625 | 500 000 |
| Result per share * | -3.72 | -9.50 | -17.86 | -0.05 |
| Equity per share * | 67.98 | 61.73 | 67.98 | 61.73 |

* The calculations of the result per share and equity per share for 2000 have been adjusted for the share issue in March 2001 before listing.

| **Financial data per SBU**<br>Amounts in SEK million | **Oct-Dec**<br>**2001** | **Oct-Dec**<br>**2000** | **Full Year**<br>**2001** | **Full Year**<br>**2000** |
|---|---|---|---|---|
| **Nuclear Technology** | | | | |
| Net sales | 66.5 | 75.6 | 310.2 | 319.3 |
| Operating result before amortization of goodwill | -10.9 | 54 | -30.2 | 9.9 |
| Operating result | -10.9 | 5.4 | -30.2 | 9.9 |
| Investments | 13.7 | 0.0 | 26.7 | 31.4 |
| Average number of employees | 225 | 248 | 225 | 250 |
| **Waste & Decommissioning** | | | | |
| Net sales | 58.4 | 47.1 | 206.5 | 159.5 |
| Operating result before amortization of goodwill | -15.2 | -23.5 | -57.0 | -50.3 |
| Operating result | -15.2 | -23.5 | -57.0 | -50.3 |
| Investments | 2.3 | 15.1 | 12.8 | 145.4 |
| Average number of employees | 48 | 60 | 51 | 61 |
| **Industrial Services** | | | | |
| Net sales | 102.7 | 83.9 | 396.1 | 376.1 |
| Operating result before amortization of goodwill | -1.9 | -0.1 | 22.5 | 29.5 |
| Operating result | -3.5 | -2.5 | 13.4 | 20.3 |
| Investments | 2.6 | 3.1 | 21.5 | 24.9 |
| Average number of employees | 882 | 875 | 827 | 857 |
| **Nuclear Medicine** | | | | |
| Net sales | 5.3 | 4.2 | 15.9 | 16.0 |
| Operating result before amortization of goodwill | 1.7 | 0.3 | 1.1 | 1.5 |
| Operating result | 1.7 | 0.3 | 1.1 | 1.5 |
| Investments | 4.9 | 3.4 | 12.4 | 17.1 |
| Average number of employees | 6 | 6 | 6 | 7 |

## For further information contact

Hans-Bertil Håkansson, President and Chief Executive Officer, tel +46 155 22 10 26 or +46 709 67 70 26,
Jerry Ericsson, Chief Financial Officer, tel +46 155 22 10 32 or +46 709 67 70 32.

See also www.studsvik.se

## Forthcoming Financial Information

| | |
|---|---|
| Interim report for January-March | 22 April 2002 |
| Interim report for April-June | 19 August 2002 |
| Interim report for July-September | 30 October 2002 |

Nyköping, February 20, 2002

On behalf of the Board of Directors

Hans-Bertil Håkansson
President